UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 3)

(Rule 13d-101)

information to be included in statements filed pursuant
to rules 13d-1(a) and amendments thereto filed
pursuant to rule 13d-2(a)1

Q LOTUS HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74733U102

(CUSIP Number)

Joel Greenberg, 810 Greenleaf Avenue, Glencoe, IL 60022 (312) 563-8040

With a copy to:

John Morrison, Esq.

Newman & Morrison LLP

44 WALL STREET

New York, NY 10005

(212) 248-1001

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

July 17, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JOEL GREENBERG
2.	CHECK THE APPROPRIATE BOX IF A GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF (Personal funds of the filer).
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	7.	SOLE VOTING POWER 121,857,000
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 121,857,000
PERSON WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,857,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.00%
14.	TYPE OF REPORTING PERSON* IN

ITEM 1. Security and Issuer

This Amendment No. 3 (the “Amendment”) amends, supplements and replaces Amendment No. 2 dated May 22, 2012 and Amendment No. 1 dated January 17, 2012 (the “Prior Amendments”), which amended, supplemented and replaced the Schedule 13D dated August 15, 2011 (the “Initial Schedule 13D”), which was filed by and on behalf of Joel Greenberg, a citizen of the United States (“Greenberg”). This Amendment relates to the common stock (“Common Stock”) of Q Lotus Holdings, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 20 North Wacker Drive, Suite 4120, Chicago, Illinois 60606.

ITEM 2. Identity and Background

(a) This statement is filed by Joel Greenberg (the “Reporting Person”). Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

(b) The business address for the Reporting Person is 810 Greenleaf Avenue, Glencoe, Il 60022.

(c) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

The Reporting Person purchased the shares of Common Stock of the Issuer with funds obtained through the personal funds of the Reporting Person.

ITEM 4. Purpose of Transaction

The Reporting Person purchased the shares of Common Stock of the Issuer for investment purposes.

The Reporting Person expects from time to time to acquire or dispose of additional shares of Common Stock via open market transactions, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock. However, there is no timetable or pre-arranged plan related to the purchase or sale of additional shares of Common Stock. Such decisions will be made based on trading activity and the relative value of the shares of Common Stock, as defined by market conditions, as the Reporting Person expect to continuously review such person’s investment in the Issuer.

The Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of their Common Stock or such other securities as it owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives.

Consistent with its investment intent, the Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, operations, strategic direction, board composition, capital structure, stock exchange listing criteria, prospects and management, as well as various ways of maximizing shareholder value, which may or may not include extraordinary transactions.

Except as indicated herein, the Reporting Person does not, as stockholders of the Issuer, have any plan or proposal that relates or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D/A. The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. Interest in Securities of the Issuer

(a)-(b) Joel Greenberg is, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of an aggregate of 21,857,000 shares of Common Stock as of May 1, 2014, which represent approximately 7.00% of the Issuer’s outstanding shares of Common Stock.

For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding is assumed to be 354,709,102, which includes the 264,709,102 outstanding shares of Common Stock of the Issuer, as disclosed on the Issuer’s Form 10-Q filed with the SEC on February 19, 2014.

(c) There has been one transaction in the shares of Common Stock by the Reporting Persons during the past sixty days. The trading date, number of shares of Common Stock purchased or sold and the price per share for the transaction in the Common Stock within the last sixty days by the Partnership is set forth in Exhibit A, and is incorporated by reference.

(d) The Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held by it.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the securities purchase agreements between the Reporting Person and the Issuer, the Reporting Persons received piggy-back registration rights with respect to their shares of Common Stock.

ITEM 7. Material to be Filed as Exhibits.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 18, 2014
Date

/s/ Joel Greenberg
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.